
SingTel

Singapore Telecommunications Limited
31 Exeter Road, Comcentre, Singapore 239732
Republic of Singapore
Tel : +65 838 3388
Fax : +65 732 8428
Email : contact@singtel.com
Website : www.singtel.com


03024752

4 July 2003


SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549

Dear Sir/Madam

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to the Singapore Exchange Securities Trading Limited.

PROCESSED
JUL 30 2003
THOMSON FINANCIAL

Our SEC file number is 82-3622.

Yours faithfully


PROCESSING
SECTION
RECEIVED
JUL 21 2003
181
SEC MAIL
WASH. D.C.

Monica Poh (Ms)
Senior Legal Counsel

Encs.

dlw 7/24

/Announcement/Submission to SEC/CT/at

MASNET No. 5 OF 02.07.2003
Announcement No. 5

SINGAPORE TELECOMMUNICATIONS LIMITED

News Release - Network functions of SingTel and Optus to be merged - New head for Group's Strategic Investments unit

Attached is a news release made by Singapore Telecommunications Limited on the above.


Release 02July03.pd

Submitted by Chan Su Shan (Ms), Company Secretary on 02/07/2003 to the SGX



News Release

Network functions of SingTel and Optus to be merged

New head for Group's Strategic Investments unit

Singapore, 2 July 2003 – Singapore Telecommunications Ltd (SingTel) today announced that from 1 August 2003, the networks functions of both SingTel and Optus will be merged as part of the SingTel-Optus integration effort.

This major integration follows the merger of the two companies' respective international carrier services, international network and international satellite business units in December 2001.

The new integrated network organisation will be headed by Mr Bill Hope, presently on secondment from SingTel to Optus as the latter's Managing Director (Networks). As SingTel's Executive Vice President (Networks), Mr Hope will leverage the combined strengths of SingTel and Optus, maximise economies of scale and centrally manage the network infrastructure and capital expenditure of the SingTel Group.

Mr Hope will be responsible for driving the technology selection, engineering and operation of the Group's fixed and wireless networks in Singapore and Australia, leading a team of more than 4,000 employees. He will report to the Chief Operating Officers of SingTel and Optus - Mr Lim Toon and Mr Paul O'Sullivan – on network issues concerning SingTel and Optus respectively.

Mr Hope has many years of experience in network technology, engineering, operations, logistics and procurement. A veteran of the telecommunications industry, he joined Aussat (before it became part of Optus) in 1982 and led the successful programme which launched the first Hughes HS601 satellite on the first Chinese Long March 2E rocket.

Senior executive movement

Mr Lee Shin Koi, SingTel's Executive Vice President (Strategic Investments), will retire in August 2003.

Mr Lee, a veteran in the telecommunications and postal industries, has been with the SingTel Group for 31 years. During this period, he held various senior management positions in postal services, consumer business, customer service, sales, finance and human resource.

Mr Lee Hsien Yang, SingTel's President and CEO, said: "Shin Koi has given the SingTel Group many years of dedicated service in a variety of roles. My colleagues and I would like to thank him for his contributions and we wish him a happy retirement."



Dr Stephen Rotheram, presently SingTel's Executive Vice President (Networks), will succeed Mr Lee Shin Koi on 1 August. As head of the Strategic Investments unit, Dr Rotheram will oversee SingTel's overseas investments[1]. He will be responsible for the Group's regionalisation strategy and promoting synergies among SingTel and its regional associates. He will report to Mr Lee Hsien Yang.

Dr Rotheram was seconded from SingTel Optus in October 2002 as part of the Group's senior executive exchange programme. He has many years of industry experience and brings with him a wealth of technical and network knowledge and expertise, dating back to the days when he was with Marconi and Cable and Wireless.

Prior to his secondment, Dr Rotheram was Optus' Managing Director (Networks). He was instrumental in improving the performance of the company's Hybrid Fibre Coaxial (HFC) network and coordinated Optus' roll-out of HFC telephony services in Australia.

About SingTel

SingTel is Asia's leading communications company with operations and investments in more than 20 countries and territories around the world. Serving both the corporate and consumer markets, it is committed to bringing the best of global communications to customers in the Asia Pacific and beyond.

Operating out of two major centres, Singapore and Australia (through wholly-owned subsidiary SingTel Optus), the SingTel Group provides a comprehensive portfolio of services that include voice and data services over fixed, wireless and Internet platforms.

In Singapore, SingTel has had more than 120 years of operating experience and has played an integral part in the development of the city as a major communications hub in the region. In Australia, Optus serves more than six million customers. It has driven the competition as the challenger brand and led the way in technological innovations and breakthroughs.

The Group's other major investments in the region include Advanced Info Service of Thailand, the Bharti Telecom Group of India, Globe Telecom of the Philippines and Telkomsel of Indonesia. Together with its regional partners, SingTel is Asia's largest multi-market mobile operator, serving 35 million customers in six markets.

SingTel has been recognised Best Asian Telecom Carrier by industry publication, *TelecomAsia,* for six consecutive years since 1998. The Group employs more than 19,000 people around the world and had a turnover of S$10.26 billion (US$5.80 billion) for the year ended 31 March 2003. More information can be found @ www.singtel.com and www.optus.com.au.

[1] For the year ended 31 March 2003, SingTel's share of pre-tax earnings from its associates and joint ventures increased to S$1.03 billion. Contributions from these companies accounted for 47 per cent of the Group's profit before tax and exceptional items.

MASNET No. 1 OF 02.07.2003
Announcement No. 1

SINGAPORE TELECOMMUNICATIONS LIMITED

Investor Briefing - National Computer Systems Pte Ltd

Attached are the news release and investor briefing materials in connection with the presentation on National Computer Systems Pte Ltd ("NCS"), a subsidiary of Singapore Telecommunications Limited, by Mr Lee Kwok Cheong, Chief Executive Officer of NCS, today.


NCS release 020703.pd


NCS slide 020703.pd

Submitted by Chan Su Shan (Ms), Company Secretary on 02/07/2003 to the SGX


ncs
making IT happen

FOR IMMEDIATE RELEASE

NCS STRATEGY DELIVERING RESULTS

Singapore, 2 July 2003 – National Computer Systems Pte Ltd (NCS), a wholly-owned subsidiary of SingTel, today announced that its strategy of growing business outside Singapore and with commercial customers is delivering results. For the twelve months to March 2003, 16% of revenues came from outside Singapore and 35% were from commercial customers. NCS' total revenue for the year ending March 2003 exceeded S$500 million[1] for the first time. This strong performance is attributed to organic growth as well as acquisition of SingTel Aeradio (now known as NCS Communications Engineering) and a 51% holding in IPACS Computer Services. The IT & Engineering (IT&E) business is the fastest growing segment for the SingTel Group, and its fourth largest revenue contributor.

From 1996 to 2003, NCS has achieved a compounded annual revenue growth rate (CAGR) of 26%. Its international and commercial business has also grown. Today, the NCS Group of companies derives 16% of its revenue from overseas markets. It has expanded its regional coverage through subsidiaries such as IPACS Computer Services, Zhong Sheng Information Technology Co. Ltd (ZISCO) and its regional offices in Australia, Greater China, India and Malaysia. With this enlarged footprint, NCS is well poised to capitalize on opportunities in key markets such as China, Australia and ASEAN. NCS has a strong presence in China, which is expected to be the largest IT services market in the Asia-Pacific (excluding Japan) by 2007 (Source: IDC Asia/Pacific IT Services Analysis and Forecast, 2002-2007 Report)

NCS has progressively widened its customer base. 35% of its FY02/03 revenue as compared to 18% in FY98/99, is derived from commercial customers. NCS' customers span across multiple industries ranging from public administration and defence, education, financial services, healthcare, manufacturing and distribution all the way to transportation and logistics. Its top three verticals of public administration and defence, financial services and post and telecommunications, account for more than half of its

---

[1] NCS generated revenues of S$548 million for the 12 months to March 2003. This includes contributions from IPACS Computer Services and NCS Communications Engineering from the date of acquisition (October and November 2002 respectively). NCS revenues grew by 32%, including the impact of these acquisitions, and profit before tax increased to S$74 million from the previous year. Revenue figures disclosed by SingTel for the IT & Engineering business with its FY02/03 results are prepared on a slightly different basis – including a full 12 months of revenues from NCS Communications Engineering and elimination of intra-group revenues.

revenue. NCS will continue to deliver consulting, systems integration and outsourcing services to meet the IT and engineering needs of customers.

Despite a challenging business environment - the technology slump, a slowdown in the economy and the tightening of IT budgets by many corporations; NCS has remained focused on delivering quality solutions and expanding its core capabilities to grow its business. Its major project wins in recent times include the "ICT-Utility-on-Tap" for JTC Corporation's Biopolis; Vehicle Registration and Licensing system for Singapore Land Transport Authority; e-government projects in education and healthcare for Hong Kong SAR; facility management services for SingTel Optus' fixed line billing system; financial applications for DBS Bank; outpatient administrative system for SingHealth; application management for Citibank as well as several selective IT outsourcing projects for Singapore government ministries and departments.

SingTel acquired NCS in 1997 to realise its vision of providing seamless, end-to-end telecommunications and IT services to its customers in Singapore and the region. NCS' acquisition of SingTel Aeradio last November further consolidated infocomm technology (ICT) capabilities and resources at the group level for economies of scale and to provide a broader suite of seamless end-to-end infocomm and engineering services. Both customers and SingTel Group are beginning reap the benefits of the synergy. Todate, SingTel and NCS have collaborated to provide quality telco and ICT solutions for customers such as Mitsubishi Electric (hosting and managed services), JTC ("ICT-Utility-on-Tap" at Biopolis) and the Singapore government (broadband government infrastructure). NCS also supports the SingTel Group's IT needs in Singapore and Australia.

Mr Lee Kwok Cheong, Chief Executive Officer of NCS said, "We have delivered on our strategies and are well-positioned for the future with our one-stop end-to-end IT and engineering solutions, dedication of our highly-skilled staff, strong partnership with our best-of-breed technology providers and the continued support of our customers. We will continue to provide price-competitive and quality solutions, improve customer service and adopt effective cost management measures to enhance stakeholder value." With the widely expected slowdown in the global economy and increasingly competitive environment, Mr Lee added, "We will maintain a cautious approach as we move ahead in these uncertain times."

Mr Lee Hsien Yang, Chairman of NCS and President and CEO of SingTel, commented, "NCS is a profitable business with a financial performance that benchmarks well compared to the global IT sector, and it generates excellent return on capital." He added, "IT and Engineering is a core and growing business for SingTel. The strong fundamentals – domain expertise, track record, quality solutions, reliability and customer intimacy; that NCS has built over the years will be critical moving forward. NCS has demonstrated that a Singapore home-grown IT company can thrive despite the constraints posed by a small Singapore market and challenging economic situation."

- END -

For media enquiries, please contact:

Foo Hooi Ling
Director, Corporate Marketing
DID: (65) 6556-6903
Mobile: (65) 9639-5156
Email: hooiling@ncs.com.sg

Alice Chan
Manager, Corporate Marketing
DID: (65) 6556-5669
Mobile: 9004-8340
Email: nlchan@ncs.com.sg

Issued by National Computer Systems (NCS) Pte Ltd

About National Computer Systems Pte Ltd

With a presence in over ten locations in six countries across the Asia Pacific region, **National Computer Systems Pte Ltd (NCS),** a wholly-owned subsidiary of the SingTel Group, is a leading regional information technology (IT) and Engineering services provider in the region. NCS helps its customers gain a competitive edge through the strategic implementation of IT and engineering solutions. It has a broad range of services including consulting, development and integration, managed services, and training and education. Having established itself as a choice IT services provider in the Singapore public service sector, NCS has also enjoyed substantial success in the education, banking and finance, healthcare, defence, manufacturing, telecommunications, transportation and logistics sectors. NCS has a regional workforce of close to 3,000 dedicated professionals. It is well-positioned to engage in long-term partnerships to bring business value to its customers. For more information, please visit http://www.ncs.com.sg.

About NCS Communications Engineering Pte Ltd

NCS Communications Engineering Pte. Ltd. (NCS Comms Engg), a wholly-owned subsidiary of NCS, is a leading provider of infrastructure, communications and engineering solutions amongst which are multimedia solutions. NCS Comms Engg is highly regarded as the market leader in end-to-end video conferencing solutions with emphasis on multipoint and IP-based solutions. It offers a wide range of communications engineering solutions and services. These include consultancy, facilities management, airport systems, telecommunications infrastructure, enterprise infrastructure, multimedia video conferencing and Smarthome technologies. Its key customers span many industries such as education, banking and finance, healthcare, manufacturing, telecommunications, transportation and the public sector. For more information, please visit http://www.ncs.com.sg.

About SingTel

SingTel is Asia's leading communications company with operations and investments in more than 20 countries and territories around the world. Serving both the corporate and consumer markets, it is committed to bringing the best of global communications to customers in the Asia Pacific and beyond.

Operating out of two major centres, Singapore and Australia (through wholly-owned subsidiary SingTel Optus), the SingTel Group provides a comprehensive portfolio of services that include voice and data services over fixed, wireless and Internet platforms.

In Singapore, SingTel has had more than 120 years of operating experience and has played an integral part in the development of the city as a major communications hub in the region. In Australia, Optus serves more than six million customers. It has driven the competition as the challenger brand and led the way in technological innovations and breakthroughs.

The Group's other major investments in the region include Advanced Info Service of Thailand, the Bharti Telecom Group of India, Globe Telecom of the Philippines and Telkomsel of Indonesia. Together with its regional partners, SingTel is Asia's largest multi-market mobile operator, serving 35 million customers in six markets.

SingTel has been recognised Best Asian Telecom Carrier by industry publication, *TelecomAsia,* for six consecutive years since 1998. The Group employs more than 19,000 people around the world and had a turnover of S$10.26 billion (US$5.80 billion) for the year ended 31 March 2003. More information can be found @ www.singtel.com <http://www.singtel.com/> and www.optus.com.au <http://www.optus.com.au>.

GREETINGS

Investor Briefing on NCS

Presented by

KC Lee

Chief Executive Officer

2 July 2003



AGENDA

:: NCS Business and Markets

:: Financial Performance

:: Competitive Benchmarks

NCS: a leader in IT & Engineering Services

History	• Started commercial operations in 1996 • SingTel acquired NCS from Singapore Gov't in 1997 for S$65m • NCS acquired Aeradio and 51% IPACS in 2002
Strong financials	• Double digit revenue CAGR since 1997 • Profitable and free cash flow positive
Successful diversification	• Presence in 14 locations in six countries • Revenue from 100% Singapore to 16% overseas • Revenue from 100% government to 35% commercial customers
Market share expanding	• Singapore – ranked no. 2 • Asia Pac (ex-Japan) – ranked no. 12

Bridging technology & business for customers

Our Mission

To Create Business Value for Our Customers through Information Technology and Engineering solutions

Achieve Business Success

Build Competitive Advantage

Create Shareholder Value

Technology

Business

NCS is a "One Stop Shop"

Public Admin & Defence | Education | Healthcare | Financial Services | Manufacturing & Distribution | Post & Telco | Transportation & Logistics

Consulting
- Strategy & Performance
- Strategic IT Planning
- Organisational & Strategy Consulting

Systems Integration
- Business & IT Architecture
- Application Development & Integration
- CRM
- ERM
- SCM

IT Outsourcing
- Application Mgmt
- Biz Continuity
- Call Centre
- Data Centre
- Facilities Mgmt

Communications Engineering
- Consulting
- Aviation
- Network & System Integration
- Telco Engineering
- Outsourcing
- Transport & Industrial

Regional Markets
- Singapore
- Australia
- China
- Hong Kong
- India
- Malaysia

NCS Subsidiaries
- NCS Comms Engg
- NCS YuBo (IPACS)
- Zhong Sheng


ncs
making IT happen

How NCS relates to the rest of SingTel Group

Helps SingTel move up value chain
- Provides expertise for sophisticated network management bids
- Strong presence with government customers

Bidding with SingTel Corporate
- Mitsubishi Electric (one-stop hosting and managed services)
- Government broadband infrastructure
- "ICT-Utility-on-Tap" for Biopolis at one-north

SingTel is a major customer
- Infrastructure
  - Next generation global network
  - Transmission & access infrastructure
  - Softswitch
- Applications
  - Customer care and billing systems
  - Hello Shops' point of sales
  - Calling card system

Optus has started using NCS
- NCS provides facility management services for Optus fixed line billing system

NCS Comms Engg
- NCS acquired Aeradio in 2002
  - Complementary strengths in IT & engineering
  - Economies of scale and a broader suite of services


ncs
making IT happen

USD 36bn Asia Pacific IT Services market by 2007

IDC forecasts 14% CAGR for APEJ (2002-2007)

APEJ IT Services spending by verticals

US$ M

Banking
Communications & Media
Government
Discrete Manufacturing
Insurance
Financial Markets
Education
Process Manufacturing
Transportation
Utilities
Health
Services
Wholesale
Resource Industries
Retail
Construction

0 1,000 2,000 3,000 4,000 5,000 6,000 7,000 8,000

2002 2007

Source : IDC Asia/Pacific IT Services Analysis and Forecast, 2002-2007 report

NCS is well-positioned to grow business in key verticals

NCS' top 3 revenue generating verticals*:

Public admin & Defence

Financial services

Telecoms & Post

* Definitions of verticals may differ from IDC

NCS has proven track record in key business segments


Largest markets: Systems integration and IS outsourcing


Application Service Providers 1%
Application Management 1%
Custom Application Development 8%
Hardware Deployment & Support 13%
IS Consulting 3%
IS Outsourcing 25%
IT Education & Training 6%
Network Consulting & Integration 6%
Network & Desktop Outsourcing 5%
Software Development & Support 6%
System Infrastructure Service Providers 3%
Systems Integration 24%

Source : IDC Asia/Pacific IT Services Analysis and Forecast, 2002-2007 report

NCS is well positioned in key business segments

NCS' top 3 business segments*:

IT outsourcing

Systems integration

Communications engineering

* Definitions of segments may differ from IDC



USD 36bn Asia Pacific IT Services market by 2007

IDC forecasts 14% CAGR for APEJ (2002-2007)

APEJ IT Services spending by verticals

US$ M
Banking
Communications & Media
Government
Discrete Manufacturing
Insurance
Financial Markets
Education
Process Manufacturing
Transportation
Utilities
Health
Services
Wholesale
Resource Industries
Retail
Construction
0
1,000
2,000
3,000
4,000
5,000
6,000
7,000
8,000
2002
2007

Source : IDC Asia/Pacific IT Services Analysis and Forecast, 2002-2007 report

NCS is well-positioned to grow business in key verticals

NCS' top 3 revenue generating verticals*:

Public admin & Defence

Financial services

Telecoms & Post

* Definitions of verticals may differ from IDC



NCS has proven track record in key business segments

Largest markets: Systems integration and IS outsourcing



Application Service Providers 1%
Application Management 1%
Custom Application Development 8%
Systems Integration 24%
Hardware Deployment & Support 13%
System Infrastructure Service Providers 3%
IS Consulting 3%
Software Development & Support 6%
IS Outsourcing 25%
Network & Desktop Outsourcing 5%
Network Consulting & Integration 6%
IT Education & Training 6%

Source : IDC Asia/Pacific IT Services Analysis and Forecast, 2002-2007 report

NCS is well positioned in key business segments

NCS' top 3 business segments*:

IT outsourcing

Systems integration

Communications engineering

* Definitions of segments may differ from IDC



ncs
making IT happen


Asia Pacific continues to offer attractive market opportunities
China will be largest market by 2007
NCS has strong regional presence with 16% overseas revenue (FY03)
Market Size in US$ mil
2007
2002
35%
30%
25%
20%
15%
10%
5%
0%
CAGR (2002-2007)
China
11,661
3,741
Msia
891
404
Aust
8,165
5,441
SG
1,328
1,079
HK
673
653
Countries (Asia-Pacific excl Japan)
Source : IDC Asia/Pacific IT Services Analysis and Forecast, 2002-2007 report
Beijing
Fuzhou
Guangzhou
Shanghai
Nanjing
Suzhou
Chengdu
Hong Kong
China
India
Malaysia
Singapore
Australia
ncs
Investor Briefing

NCS: experienced management team



- Wealth of experience – leaders each with average 20 years of strategy, industry & technology exposure
- Diverse, varied backgrounds – banking, education, government, manufacturing
- Active participation in IT industry & community work

NCS Corporate Capital

- Best practices, proven methodologies
- ISO 9000 certified
- Singapore Quality Class

- Learning & Development organisation
- People Developer's Award
- Strong domain knowledge
- Customer intimacy


NCS Way
People & Knowledge
Culture
Processes
Technology
Culture
Financial
NCS Way

- Financial stability
- Business growth exceeding market averages in Singapore and region

- Intellectual property
- Technical competencies
- Certified IT project managers (CITPM)

"Blue-Chip" customers & strong technology partners

Customers

Singapore & Hong Kong Governments
- Education, Communications, Customs & Excise, Finance, Homeland Security, Trade, etc

Financial Services
- AIA, Aviva, Citibank, Clearing & Payment Systems, DBS Bank, JP Morgan & Chase, Prudential, OCBC, Standard Chartered, UOB

Telecommunications
- SingTel Group

Education
- INSEAD, NUS, SMU, Schools, Polytechnics

Healthcare
- Health Promotion Board, SingHealth & National Healthcare Groups

Manufacturing & Distribution
- Hi-P (China) Electronics, LaFarge Asia Pacific, Mitsubishi Electric

Transportation & Logistics
- CAAS, Ford Logistics, Honda, LTA, Schenker Logistics, SIA

Technology Partners

Alcatel
BMC Software
Checkpoint
Cisco Systems
Computer Associates
Dell
EMC
Hewlett-Packard
Huawei Technologies
IBM
Lucent Technologies
Microsoft
Oracle
Peoplesoft
RSA
SAP
StorageTek
Sun Microsystems


ncs
making IT happen


AGENDA
:: NCS Business and Markets
:: Financial Performance
:: Competitive Benchmarks

IT&Engg is fastest-growing business for SingTel ex-Optus


FY03 growth excl acquisitions: 9%

IT & Engg revenue $m
478
+21%
578
IPACS
Rest of NCS
FY02
FY03

Source : SingTel MD&A

Fourth largest revenue stream for SingTel ex-Optus (Q4FY03)

NCS 16%
Mobile 17%
Int'l voice 17%
Data 23%
Other 27%

SingTel Q4FY03 Results

Financial dynamics – IT services is different

Telecommunications is a capital intensive business

- Markets typically dominated by former incumbents
- Capital intensity requires high EBITDA margins to earn economic profit

IT services is a people intensive business

- Fragmented market with multiple players
- Modest capital requirements
  - NCS FY03 capex:revenue 2%
- EBITDA margins corresponding lower
  - NCS FY03 margin 16%
- Good return on capital
  - NCS FY03 ROIC >50%*

* Pre-goodwill EBIT divided by net debt plus shareholder's funds

NCS is diversifying its revenue base


Commercial customers now
35% of revenue

	FY99	FY00	FY01	FY02	FY03
Commercial	18	23	28	29	35
Gov't	82	77	72	71	65

16% of revenue now outside Singapore

	FY01	FY02	FY03
Overseas	5	8	16
S'pore	95	92	84


ncs
making IT happen

NCS Revenue: 26% CAGR since 1997


Revenue on "statutory basis"
26% CAGR
S$' M
700
600
500
400
300
200
100
0
Asian Financial Crisis
Internet Boom Y2K
Tech Slump
Telco Melt down
S'pore recession
138
197
252
311
371
415
548
FY97
FY98
FY99
FY00
FY01
FY02
FY03

Source : NCS statutory accounts

Difference between SingTel MD&A and NCS "statutory" revenue

	NCS Statutory	SingTel MD&A
FY03 revenue ($m)	548	578
Elimination of intra-group revenue	No	Yes
NCS IT business	12 mths	12 mths
IPACS	6 mths	6 mths
NCS Com Eng (Prev 'Aeradio')	5 mths	12 mths

NCS is generating healthy returns and cashflows

16% EBITDA margin & 13% PBT margin (FY03)

S$m

	FY01	FY02	FY03
EBITDA	39	62	92
PBT	25	44	74

Source: NCS statutory accounts

Free cash flow* positive

$m	FY03
Net cash flow from operating activities	59
Capex	(10)
Free cash flow before interest*	49

* Free cashflow refers to cashflow from net cash flow from operating activities less cash capex


AGENDA
:: NCS Business and Markets
:: Financial Performance
:: Competitive Benchmarks

No. 2 in Singapore; 12th in Asia-Pac: Professional Services

Rank	Singapore
1	IBM
2	ncs
3	Hewlett-Packard
4	Accenture
5	SCS
6	CSC/CSA Holdings
7	EDS
8	Getronics
9	Tata Consultancy Services
10	Frontline Solutions

Rank	Asia Pacific		
1	IBM	11	Oracle Corp.
2	EDS	12	ncs
3	Samsung	13	Siemens Networks (I&C)
4	CSC/CSA Holdings	14	Deloitte Consulting
5	Hewlett-Packard	15	Logica
6	Accenture	16	POSDATA
7	LG-CNS	17	SAP
8	Fujitsu	18	Hyundai (IT)
9	SK C&C	19	First Data
10	Unisys	20	Digitalchina

Source: Gartner, 'IT Services Asia Pacific Preliminary Market Share' by Jacqueline Heng, May 2003


ncs
making IT happen

NCS benchmarks well vs global players

NCS growing faster than most
Revenue growth
0%
1%
2%
4%
32%
49%
CSC
Acc-enture
EDS
IBM GS
NCS
HP

NCS more profitable than most
PBT margin
5%
7%
9%
10%
11%
13%
CSC
EDS
Acc-enture
IBM GS
HP
NCS

Note : (i) 2002 full year results
(ii) HP Services - incl Compaq from May 2002
(iii) IBM GS - incl PWCC from Oct 2002
(iv) latest full year results for each company
(v) NCS – statutory accounts (including acquisitions)


NCS also benchmarks well in regional context
NCS growing faster than most
Revenue growth
Asiainfo -36%
Frontline -25%
Datacraft -24%
SCS -14%
CSA -12%
NCS 32%
Wipro 32%
Infosys 38%
NCS more profitable than most
PBT margin
Frontline -5%
Datacraft -5%
SCS 3%
CSA 4%
Asiainfo 5%
NCS 13%
Infosys 31%
Wipro 36%
Note : (i) 2002 full year results
(ii) Datacraft (15mths ended 30 Sep02)
(iii)NCS – statutory accounts (including acquisitions)
ncs
making IT happen
Investor Briefing
Copyright © 1996-2002 National Computer Systems Pte Ltd. All Rights Reserved.

NCS is well positioned for the future

One-stop shop	• One-stop provider of end-to-end IT & communications engineering solutions & services
Expertise & track record	• Public and private sector expertise – over 20 years • Unmatched track record as a vendor independent systems integrator for major projects
Partners & intellectual property	• World class technology partners • Intellectual property in financial planning, transport, portal & wireless technologies
People	• Experienced stable management – about 3,000 skilled staff
Market position	• Established partnerships with blue chip customers • No. 2 in Singapore – No. 12 in Asia Pac (ex-Japan) • Diversifying customer base & geographic markets
Positioned for growth	• Asia Pac (ex-Japan) – IT to grow 14% CAGR by 2007 • Expansion in China
Strong financials	• Double digit revenue CAGR • Profitable • Stability of SingTel Group



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